February 18, 2021

Rebecca Marquigny, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. Marquigny:

This letter responds to supplemental telephonic comments you provided to Mr. Parker Bridgeport on February 17, 2021, relating to telephonic comments you provided on January 25, 2021, which addressed the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Quantified Tactical Sectors Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter.

Set forth below are select original comments as supplemented as we understand them, followed by revised responses to those comments, which the Registrant has authorized us to make on its behalf. The original numbering is preserved for the sake of convenience. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked version of relevant portion of the prospectus is attached to aid in the review of the Registrant's responses.

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Comment 7 Under Principal Investment Strategies, please consider if there might be a clearer way to describe the relative functions performed by the adviser and sub-adviser including the trade placement function performed by the adviser.

Response. Upon review, the Registrant is not able to craft what it believes is a clearer way to describe the relative functions performed by the adviser and sub-adviser. However, the Registrant undertakes to revisit this comment when the annual update to the Fund’s registration statement is filed. This is done in combination with the other funds (8 to 10 funds) in the Trust that will share a combined registration statement.

Comment 9. Under Principal Investment Strategies, please disclose how the sub-adviser determines that price momentum will not continue; or in another appropriate location, how the price momentum of the representative ETF impacts the effectiveness of the sub-adviser's strategy.

Response. The Registrant notes that the sub-adviser's momentum rank is proprietary and to divulge its construction or nature in detail would subject the sub-adviser to a competitive disadvantage. Consequently, the Registrant is not able to provide further details on this point. The Registrant notes that the risk disclosure "Subadviser's Investment Strategy Risk" includes "… market leader status based on historical analysis may not be predictive of future leadership status." The Registrant believes prospective shareholders are thus alerted to the risk that selection of a representative ETF may not prove effective. Additionally, the Registrant has amended the related risk disclosures to invoke a reference to a “momentum-based” strategy as creating risk. Upon further consultation with the sub-adviser on this comment, the Registrant does not believe it can provide further or more-specific disclosures related to momentum persistency without revealing the sub-adviser’s proprietary processes.

Comment 13. Under Principal Investment Strategies, please elaborate on how risk mitigation techniques inform buying decisions, leveraging decisions, and selling decisions perhaps with an example.

Response. The Registrant notes that the sub-adviser's risk mitigation tactics are proprietary and to divulge the tactics in detail or to provide a specific example would subject the sub-adviser to a competitive disadvantage. Upon further consultation with the sub-adviser on this comment, the Registrant does not believe it can provide further or more-specific disclosures related to how risk mitigation techniques inform buying decisions, leveraging decisions, and selling without revealing the sub-adviser’s proprietary processes.

Comment 16. Under Principal Investment Risks, please consider a more informative title for Subadviser's Investment Strategy Risk.

Response. Upon review, the Registrant does not believe it can craft a more informative title for Subadviser's Investment Strategy Risk. However, the Registrant has amended this risk disclosure as described in response to comment #9.

Comment 18. Under Principal Investment Risks, under market risk, please elaborate on (a) how COVID-19 risks affect the Fund in particular, (b) how the sub-adviser will adjust the Fund's portfolio to respond to COVID-19 risks, (c) how the sub-adviser accounts for the transitive effects of COVID-19 risks on the healthcare and information technology sectors. In light of the Registrant's responses, adjust strategy disclosures accordingly.

Response. The Registrant has reviewed the concepts of the effect of the COVID-19 pandemic on the Fund, potential portfolio responses of the sub-adviser, and the transitive effects on the healthcare and information technology sectors. However, the Registrant believes that references to recent COVID-19 related developments in the market in general and the healthcare and information technology sectors would be too broad as to be helpful to shareholders and might tend to suggest a pandemic-based approach to selecting Fund investments that do not align with the sub-adviser's techniques. As to COVID-19 effects, the Registrant notes present risk disclosures alert shareholders to the general market-wide risks posed by COVID-19 and, perhaps more importantly, the high level of uncertainty that surrounds such effects. Additionally, the present risk disclosures include risks related to "… the spread of infectious illnesses or other public health issues (such as the global pandemic coronavirus disease of 2019 (COVID-19))…" as well as a risk disclosure that such "… could have a significant impact on the Fund and its investments and may impair market liquidity…" and "…in ways that cannot necessarily be foreseen." The Registrant believes that to attempt to further specify how these events may affect the Fund and its investments would contradict the present risk disclosure as such risks are of the sort that cannot necessarily be foreseen. The Registrant notes that COVID-19 effects are indirectly captured in the sub-adviser’s momentum measures, but to single out a COVID-19 effect or consideration might tend to be misleading to prospective shareholders.

Comment 21. Because Principal Investment Risks includes Small- and Mid-Capitalization Companies Risk, please include Large Cap Company Risk or explain supplementally why the Registrant does not believe such disclosure it merited.

Response. The Registrant has considered the concept of Large Cap Company Risk and believes that because of the competitive advantages enjoyed by large cap companies that to present Large Cap Company Risk would be incongruous in light of the previously included "Small and Mid-Capitalization Companies Risk" disclosures. Additionally, while large cap companies might be considered less nimble or have growth rates that are potentially lower than small- or mid-cap companies, the Registrant does not believe these present material risks.

Comment 24. Under Principal Investment Strategies, please explain in plain English:

(a)	how the sub-adviser chooses and uses sector-representative ETFs;

(b)	how are sector-representative ETFs identified (e.g. index-based or percent of assets);
(f)	does the sub-adviser apply the same momentum measures to sectors and individual ETFs;

Response. The Registrant has made the following revisions as follows.

(a)	The Registrant has amended disclosures to note that sector representative ETFs are chosen based upon purity of sector exposure (percent allocated to a sector), lower expense ratio, and liquidity.
(b)	The Registrant notes that the time frames used in sub-adviser's momentum rank are proprietary and to divulge this level of detail would subject the sub-adviser to a competitive disadvantage. Consequently, the Registrant is not able to provide further details on this point. The Registrant has given further consideration to the comment and is unable to elaborate further on the comment.
(f)	The Registrant notes that the sub-adviser applies the same momentum measures to sectors and the individual ETFs that represent a sector, but does not believe additional disclosures on this point would be helpful to prospective shareholders as such would tend to clutter the prospectus.

Comment 25. Please describe the length of the long term holding period for core positions; and reconcile establishing a holding period with high turnover risk.

Response. Please refer to the response to Comment # 11. The Registrant notes that the balance of the Fund's portfolio not allocated to core positions can produce high turnover over the course of a year and has amended disclosures to note this aspect of turnover.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport

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